WAL★MART
México

FILE N°
82-4609

RECEIVED

2008 JAN 15 A 7:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08000236

SUPPL

January 11, 2008

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports December 2007 sales.
- Report on share repurchase for December 2007.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88



WAL*MART México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO REPORTS DECEMBER 2007 SALES

FREE TRANSLATION, NOT TO THE LETTER

FILE N° 82-4609

Mexico City, January 9, 2008

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the year 2007 the Company achieved its highest sales ever, as they amounted to **$224,173 million pesos**. This figure represents a **13.3%** increase over sales reported in 2006, and a **9.0%** real increase, once the year's inflation is accounted for. Comparable stores sales, meaning all those units that have been in operation for over a year registered an increase of **5.8%** and of **1.8%** in real terms compared to the year 2006.

For the month of December 2007, sales were **$29,721 million pesos.** This figure represents a **11.4%** increase over sales reported the same month last year, and a **7.4%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **4.2%** and of **0.5%** in real terms compared to the same month of 2006.

Real Sales Growth	December		January – December	
	2007	2006	2007	2006
Total Units (%)	**7.4**	17.5	**9.0**	15.9
Comparable Units (%)	**0.5**	9.0	**1.8**	5.9

Considering the **five-week period** from **December 1 to January 4, 2008** that compares with the five-week period ending January 5, 2007 as well as the **fifty three-week period** from **December 30, 2006 to January 4, 2008** and that compares with the fifty three-week period that ended January 5, 2007 sales growth was as follows:

Real Sales Growth	5 weeks		53 weeks	
	2007	2006	2007	2006
Total Units (%)	**7.0**	15.5	**8.9**	16.0
Comparable Units (%)	**0.3**	7.2	**1.7**	6.0

Comment on monthly sales:

Costumer count in comparable stores registered a 4.2% increase during the month of December, while average ticket decreased 3.7% in real terms compared to the same month of 2006.

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México


WAL*MART
Suburbia

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL*MART México

FILE N° 82-4609

Sales for the fourth quarter 2007 (October-December) were **$67,127 million pesos**. This figure represents an **10.8%** increase over sales reported the same period last year and a **6.7%** real increase, once the period's inflation is accounted for. Comparable stores sales during the fourth quarter registered an increase of **4.1%** and of **0.3%** in real terms compared to the same period last year.

During the year 2007 we served 957 million customers in our stores and restaurants, 12.4% more than the number of customers we had during the year 2006.

Openings during the month of December:

- **Ten Bodegas Aurrera:** in the cities of San Luis Rio Colorado, Sonora; Zacatecas, Zacatecas; Mexico City; Calera de V. Rosales, Zacatecas; Naranjos, Veracruz; Tlaxcoapan, Hidalgo; Zacatelco, Tlaxcala; Juventino Rosas, Guanajuato; and two in Mexicali, Baja California Norte.
- **Two Supercenters:** in the cities of Mexicali, Baja California Norte; and Poza Rica, Veracruz.
- ***One Superama:*** in Mexico City.
- **Thirteen restaurants:** in the cities of Poza Rica, Veracruz; Mexicali, Baja California Norte; Ciudad Juarez, Chihuahua; Tuxtepec, Oaxaca; Guadalajara, Jalisco; Morelia, Michoacán; Playa del Carmen, Quintana Roo; two in Puebla, Puebla; and four in Mexico City.

During the year 2007 we inaugurated 132 units, exceeding in 7 our original program, which represented an increase of 13% in sales floor and 11% in restaurants seats. At 2007 year-end installed capacity was as follows:

FORMAT	OPENINGS 2007	DECEMBER 31 2007 INSTALLED CAPACITY M2	DECEMBER 31 2007 INSTALLED CAPACITY SQ. FT.
Bodega Aurrera	53	1,218,520	13,116,133
Sam's Club	6	631,290	6,795,206
Wal-Mart Supercenter	16	1,182,808	12,731,745
Superama	4	111,796	1,203,374
Suburbia	15	320,452	3,449,340
		SEATS	
Restaurants	38	80,790	
TOTAL	**132**		

Corporate Social Responsibility:

During the month of December 2007, 5,035 associates participated in 10 volunteer activities giving 140,323 men-hours to their communities.

In 2007 43,644 associates participated in 638 activities giving 1,143,009 volunteer men-hours to their communities, an increase of 70.5% compared to last year.



WAL*MART México

FILE N° 82-4609

Our Vision is "Contribute towards improving the quality of life for Mexican families."

During December we supported the families affected by the floods in Tabasco and Chiapas, through the following initiatives:

- We invited our costumers to give economic donations at our stores, channeling $2,048,793.60 pesos. Also, Suburbia and its private label supplier, Gilbert, donated 1,500 clothes.
- Regarding the agreement that Wal-Mart de Mexico and Wal-Mart US Foundations signed with the United Nations Development Program (PNUD) and the Mexico World Vision to support with $1.2 million dollars, a notice to present projects for the economic reactivation of the affected communities was launched: we received a total of 52 projects.

In line with the vision of contribute to improve the quality of life for Mexican families, Vips made an agreement with the kids television series Lazy Town to promote a healthy menu which includes physical activity as its value proposition. Vips is the first and only restaurant chain in the world to have its kids menu guaranteed by this series of worldwide prestige.

Repurchase of Shares:

During the year we have invested **$6,211** million pesos, equivalent to **$569** million dollars in the repurchase of **144,005,000** Company shares.

Information Release Schedule:

Quarter:	*Release Date:*
4th Quarter 2007	February 7, 2008
1st Quarter 2008	April 8, 2008
2nd Quarter 2008	July 9, 2008
3rd Quarter 2008	October 8, 2008

Monthly Sales:	*Release Date:*
January	February 7, 2008
February	March 7, 2008
March	April 8, 2008
April	May 9, 2008
May	June 6, 2008
June	July 9, 2008
July	August 7, 2008
August	September 5, 2008
September	October 8, 2008
October	November 7, 2008
November	December 5, 2008
December	January 8, 2009

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México



Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **1,023** units, broken down as follows:

309	Bodegas Aurrera
83	Sam's Clubs
136	Wal-Mart Supercenters
64	Superamas
76	Suburbias
355	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 28, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	138,855,000	8,473,485,186
28/12/2007	03324	BUY	200,000	38.726140	7,745,228	ACCIV	STOCK		139,055,000	8,473,285,186
								As of current report	139,055,000	8,473,285,186

Shareholders' equity amount	0
Capital stock amount	7,745,228

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,645,814,693	2,638,069,465

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 27, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	138,265,000	8,474,075,186
27/12/2007	03323	BUY	590,000	38.957178	22,984,735	ACCIV	STOCK		138,855,000	8,473,485,186
								As of current report	138,855,000	8,473,485,186

Shareholders' equity amount	0
Capital stock amount	22,984,735

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,668,799,428	2,645,814,693

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 26, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	137,765,000	8,474,575,186
26/12/2007	03322	BUY	500,000	39.340670	19,670,335	ACCIV	STOCK		138,265,000	8,474,075,186
								As of current report	138,265,000	8,474,075,186

Shareholders' equity amount	0
Capital stock amount	19,670,335

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,688,469,763	2,668,799,428

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 21, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	137,065,000	8,475,275,186
21/12/2007	03321	BUY	700,000	39.236439	27,465,507	ACCIV	STOCK		137,765,000	8,474,575,186
								As of current report	137,765,000	8,474,575,186

Shareholders' equity amount	0
Capital stock amount	27,465,507

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,715,935,270	2,688 469,763

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 20, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	136,315,000	8,476,025,186
20/12/2007	03320	BUY	750,000	39.283975	29,462,981	ACCIV	STOCK		137,065,000	8,475,275,186
								As of current report	137,065,000	8,475,275,186

Shareholders' equity amount	0
Capital stock amount	29,462,981

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,745,398,252	2,715,935,270

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **DECEMBER 19, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	135,715,000	8,476,625,186
19/12/2007	03319	BUY	600,000	39.821323	23,892,794	ACCIV	STOCK		136,315,000	8,476,025,186
								As of current report	136,315,000	8,476,025,186

Shareholders' equity amount	0
Capital stock amount	23,892,794

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,769,291,045	2,745 398,252

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **DECEMBER 18, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	135,015,000	8,477,325,186
18/12/2007	03318	BUY	700,000	40.129557	28,090,690	ACCIV	STOCK		135,715,000	8,476,625,186
								As of current report	135,715,000	8,476,625,186

Shareholders' equity amount	0
Capital stock amount	28,090,690

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,797,381,735	2,769,291,045

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 14, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	134,415,000	8,477,925,186
14/12/2007	03317	BUY	600,000	41.718165	25,030,899	ACCIV	STOCK		135,015,000	8,477,325,186
								As of current report	135,015,000	8,477,325,186

Shareholders' equity amount	0
Capital stock amount	25,030,899

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,822,412,634	2,797,381,735

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 13, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	133,705,000	8,478,635,186
13/12/2007	03316	BUY	710,000	41.424420	29,411,338	ACCIV	STOCK		134,415,000	8,477,925,186
								As of current report	134,415,000	8,477,925,186

Shareholders' equity amount	0
Capital stock amount	29,411,338

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,851,823,972	2,822,412,634

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 11, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	133,345,000	8,478,995,186
11/12/2007	03315	BUY	360,000	42.471083	15,289,590	ACCIV	STOCK		133,705,000	8,478,635,186
								As of current report	133,705,000	8,478,635,186

Shareholders' equity amount	0
Capital stock amount	15,289,590

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,867,113,562	2,851,823,972

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **DECEMBER 06, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	132,625,000	8,479,715,186
06/12/2007	03314	BUY	720,000	42.297797	30,454,414	ACCIV	STOCK		133,345,000	8,478,995,186
								As of current report	133,345,000	8,478,995,186

Shareholders' equity amount	0
Capital stock amount	30,454,414

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,897,567,976	2,867,113,562

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 05, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	131,925,000	8,480,415,186
05/12/2007	03313	BUY	700,000	41.942024	29,359,417	ACCIV	STOCK		132,625,000	8,479,715,186
								As of current report	132,625,000	8,479,715,186

Shareholders' equity amount	0
Capital stock amount	29,359,417

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,926,927,393	2,897,567,976

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 04, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	131,325,000	8,481,015,186
04/12/2007	03312	BUY	600,000	40.552892	24,331,735	ACCIV	STOCK		131,925,000	8,480,415,186
								As of current report	131,925,000	8,480,415,186

Shareholders' equity amount	0
Capital stock amount	24,331,735

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,951,259,128	2,926,927,393

Issuer's Comments

END